

Mail Stop 4631

December 13, 2016

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: ATI Modular Technology Corporation**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed December 07, 2016**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 5 to Registration Statement on Form 10-12G filed December 07, 2016

General

1. In future filings, please correctly denominate the amendment number on the forepart of your registration statement.

2. We note your response to comment 1 of our letter dated November 17, 2016 and your disclosure that you believe you are a shell company. Accordingly, please revise your Form 10 information to provide appropriate disclosure of the consequences, challenges and risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

(b) Description of Registrant's Plan of Operation, page 4

Cooperative Agreement – AmericaTowne, Inc. and Shexian County Investment Promotion Bureau, page 5

3. We note your response to comment 5 of our letter dated November 17, 2016. Please explain the bifurcation on pages 5 and 6 of your discussion of the cooperative agreement with Shexian County Investment Promotion Bureau. Your cooperative agreement with the Shexian County Investment Promotion Bureau filed as exhibit 10.1 (as well as the AmericaTowne Form 8-K filed on November 22, 2016) continues to contemplate that ATI Modular Technology Corporation, not AmericaTowne, is a party to the agreement.

Please be advised that securities filings and exhibits filed by separate and distinct public reporting entities do not supersede or satisfy your company's filings, disclosures or obligations under federal securities laws and regulations.

Item 2. Financial Information., page 11

Management's Discussion and Analysis of Financial Condition and Results of Operation., page 11

4. We note your response to comment 9 of our letter dated November 17, 2016, and we reissue the comment. Please clearly explain in your registration statement how $125,000 in revenue was earned.

5. Please also provide a discussion of your results for the interim period ended September 30, 2016. Refer to Item 303(b) of Regulation S-K.

Item 5. Directors and Executive Officers., page 16

Alton Perkins – Sole Director and Officer., page 16

6. We note your response to comment 13 of our letter dated November 17, 2016. Please clarify that the eleven counts of fraudulent misappropriation by a fiduciary resulted in felony convictions.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters., page 21

7. Please disclose that the OTC Markets Group, Inc. has discontinued the display of your quotes and discuss your status as a Caveat Emptor security and a public interest concern with the OTC Markets Group Inc.

Notes to the Financial Statements

Revenue Recognition, page 51

8. We note your response to comment 8 of our letter dated November 17, 2016. Please provide us with a summary of the significant terms of the Modular Services Agreement. Based on those terms, please help us understand how you fulfilled your obligations under this agreement during the period ended June 30, 2016 to record the $125,000 as revenue pursuant to ASC 605.

9. Based on disclosures provided in your Form 10-Q for the period ended September 30, 2016, we note that your sales for this period consisted of $125,000 under the Modular Services Agreement with AmericaTowne and $250,000 under the Sales and Support

Services Agreement with Yilaime for service fees. Your disclosures on page 7 indicate that under this agreement Yilaime will provide you with marketing, sales and support services in your pursuit of ATI Modular business in China in consideration of a commission equal to 10% of the gross amount of monies procured for you through Yilaime's services. In consideration of the right to receive this commission, Yilaime has agreed to pay you a quarterly fee of $250,000 starting on July 1, 2016. It is not clear why you are recording revenue and Yilaime is paying you for services Yilaime is providing you. Please advise and address your consideration of ASC 605 in determining it is appropriate to record revenue related to this agreement.

Pushdown Accounting and Goodwill, page 51

10. We note your response to comment 17 of our letter dated November 17, 2016. Please address the following:

- Please provide us with sufficiently detailed information for us to fully consider the appropriateness of applying pushdown accounting to the transaction that took place on June 2, 2016. Please provide us with a comprehensive analysis of how you determined that this entity represented a business pursuant to ASC 805-50-20. Please address the guidance provided in ASC 805-10-55-4 through ASC 805-10-55-9; and,

- Your previous response indicated that you determined that you had an option of selecting pushdown accounting pursuant to FASB Accounting Standard Update No. 2014-17. Please address the specific sections of ASU 2014-17 that led you to determine your accounting was appropriate.

    Refer to ASC 805-50-05-9.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-3691if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/s Craig E. Sllivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.